SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S SEPTEMBER TRAFFIC GROWS 20%

The following are Ryanair's passenger and load factor statistics for September 2008.

	Sept 07	Sept 08	Increase	12 mth to 30 Sept 08
Passengers (m) 1	4.35m	5.23m	20%	56m
Load Factor 2	85%	84%	-1%	81%

  Represents the number of earned seats flown by Ryanair. Earned seats include seats that are flown whether or not the passenger turns up because once a flight has departed a no-show customer is not entitled to change flights or seek a refund.
  Represents the number of passengers as a proportion of the number of seats available for passengers.

Ends.                                                                                                         Friday, 3rd October 2008

For further information:

Stephen McNamara                                                       Pauline McAlester
Ryanair                                                                           Murray Consultants
Tel: 00 353 1 812 1271                                                   Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  03 October 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director